UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):  ___  Form 10-K  ___  Form 20-F ___  Form 11-K    X    Form 10-Q  ___  Form N-SAR

SEC FILE NUMBER: 001-31718

For Period Ended: March 31, 2006

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[X]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Q Comm International, Inc.

Former Name if Applicable:

Address of Principal Executive Office:	510 East Technology Ave, Building C

City, State and Zip Code:	Orem, Utah 84097

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    [X]    (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X]    (b)    The subject of annual report, semi-annual report, transition report on Form 10-K; Form 20-F, 11-K, Form 1-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [   ]    (c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Company requires additional time to complete this filing due to the recent upgrade of its accounting infrastructure and software.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification:

Mark Robinson	(801) 226-4222
(Name)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

[X]  Yes   [  ]  No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]  Yes   [  ]  No

While the Company anticipates change in certain of its results of operations from the corresponding period for the last fiscal year, the Company believes that it cannot accurately estimate such change at this time due to the recent upgrade of its accounting infrastructure and software.

Q Comm International, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

REGISTRANT:

Q Comm International, Inc

Date: May 12, 2006	By:	/s/ Mark Robinson
Mark Robinson, CFO